Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Soligenix, Inc. on Form S-1 to be filed on or about July 24, 2024 of our report dated March 15, 2024, except for Note 13, and its related effects to the financial statements, which is as of July 24, 2024, with respect to our audit of the financial statements as of December 31, 2023 and for the year then ended and the adjustments described in Note 13 that were applied to retroactively reflect the one-for-sixteen reverse stock split in the 2022 financial statements. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Cherry Bekaert LLP

Tampa, Florida

July 24, 2024